Exhibit 99.1

AerCap Exercises Options to Purchase Fifty A320neo Family Aircraft From Airbus Largest Lessor Order Book of A320neo Family with a Total of 200 Aircraft

Amsterdam, The Netherlands; July 14, 2014 - AerCap Holdings N.V. (“AerCap”, NYSE: AER) today announced that it has exercised options to purchase 50 A320neo family aircraft from Airbus. This transaction will bring AerCap’s firm orders for A320neo family aircraft to a total of 200. Deliveries are expected to commence in 2015.

AerCap’s CEO Aengus Kelly said: “The A320neo family is proving to be enormously successful. AerCap has already placed 48 A320neo aircraft under lease agreement or letter of intent, so the exercise of this attractive option is a natural extension of our fleet strategy.”

“We are honoured that AerCap has selected our popular A320neo for its first major aircraft investment since the acquisition of ILFC earlier this year,” said Fabrice Brégier, Airbus President & CEO. “It’s always great news when our valued customers come back for more of our aircraft and is clear confirmation that our products are satisfying operators’ needs thanks to the A320neo’s best-in-class cabin comfort, unbeatable economics and excellent operational reliability.”

The 50 options were part of an agreement signed in 2011 between Airbus and International Lease Finance Corporation (ILFC), which was acquired by AerCap earlier this year.

AerCap holds the most attractive order book in the industry including the largest order position of Airbus A320neo family aircraft among leasing companies and a significant order of Airbus A350 aircraft. AerCap is also the largest customer of the Boeing 787 Dreamliner.

Officially launched in December 2010, the A320neo family aircraft incorporate greater fuel-efficiency and eco-friendly technology, providing reductions in engine noise and emissions.

About AerCap

AerCap is the global leader in aircraft leasing with 1,700 aircraft that are owned, managed, or under contract to purchase. AerCap serves over 200 customers in more than 90 countries with comprehensive fleet solutions and provides part-out and engine leasing services through its subsidiary, AeroTurbine. AerCap is listed on the New York Stock Exchange (AER).

This press release may contain forward-looking statements that involve risks and uncertainties. In most cases, you can identify forward-looking statements by terminology such as “may”, “should”, “expects”, “plans”, “anticipates”, “believes”, “estimates”, “predicts”, “potential” or “continue” or the negative of such terms or similar terminology.  Such forward-looking statements are not guarantees of future performance and involve significant assumptions, risks and uncertainties, and actual results may differ materially from those in the forward-looking statements.

For Media:	For Investors:
Frauke Oberdieck, AerCap Tel. +31 20 655 9616	Peter Wortel, AerCap Tel. +31 20 655 9658
foberdieck@aercap.com	pwortel@aercap.com